                                                     Filed By CIDCO Incorporated
                                                (Commission File No.: 000-23296)
                                   Pursuant to Rule 425 Under the Securities Act
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                             Subject Company: CIDCO INCORPORATED
                                                   Commission File No. 000-23296


                    TELEPHONE CONFERENCE CALL TRANSCRIPTION

Male 1: When prompted, please state your name, affiliation, phone and email. We do ask that you please spell out any unusual pronunciations.

Operator:     Please stand by. We're about to begin.

Male:         Thanks.

Operator:     Good day everyone and welcome to the sale of CIDCO's telephony business solidified strategic shift to internet appliance market conference call. Just a reminder. This call is being recorded. At this time for opening remarks and introductions, I would like to turn the call over to Mr. Richard Kent, Chief Financial Officer,
              Chief Operating Officer, and Corporate Secretary. Please go ahead, sir.

Kent: Thank you. And welcome everyone to CIDCO's conference call regarding our announcement yesterday on the sale of our telephony equipment business. I'm Rick Kent. I'm the Chief Financial Officer and Chief Operating Officer of CIDCO, Incorporated. Joining me today are Paul Locklin, President and Chief Executive Officer, and Bill Sole, Executive Vice President of Worldwide Sales and Marketing. If you have not received a copy of the press release, please call our offices at 408.778.8172 or Bates Churchill at
              713.267.7280 and a copy will be sent to you immediately. Before we start the conference call, I'd like to mention that comments made on this call may contain projections or other forward-looking statements regarding the future financial performance of the Company. We would caution you that such statements are only predictions and actual events or results may differ materially. We refer you to the Company's Form 10-K for the year-ended December 31st, 1999 on file with the SEC. This document contains important factors that could cause actual results to differ materially from those contained in the Company's projections or forward-looking statements. This call is being recorded on behalf of CIDCO and is copyrighted material. It cannot be recorded or re-broadcast without the Company's express permission and your participation implies consent to the call's recording. After we have completed our discussion, we will open the call to your questions. I'd now like to turn the call over to Paul Locklin, our President and CEO.

Locklin: Thank you, Rick, and good morning to everyone. Today's conference call is a real pleasure for us at CIDCO because the news is of such importance to our future. Just to recap for you, for those of you who may not have the news release in hand, we announced yesterday a definitive agreement to sell our telephony equipment business. The sale includes our entire line of telephones and telephony products. The exciting news is that this is a milestone and shift in our strategy by allowing us to focus entirely on the Internet appliance and service business, which is the real key to our future. Remember, this is not a new strategy or a new product line for us. But this event is the final step in fulfilling a strategic vision



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              that we first embarked on over a year ago with the introduction of
              Mailstation, our flagship Internet appliance product. I'd like to spend a few minutes explaining why this makes such good business sense for us and to describe the market successes and opportunities we see for Internet appliances and services. I will then turn the call back to Rick, who will provide some of the particulars of the sale.

              First of all, keep in mind that we've been operating under two distinct and very different business models. Our telephony equipment business has been a hardware model, focussed on servicing large telephone companies. Our Internet appliance business, however, is a recurring revenue subscription based model that generates higher margins during the ongoing life of the customer subscription. The sales channel is completely different and is based on reaching consumers through national retail outlets. Demand generation strategies and tactics are different as well, with our new model concentrating on consumer marketing and retail distribution. We already have Mailstation in more than a dozen retail chains, including K-Mart, Radio Shack, Target, Office Depot, Best Buy, Staples and others. There are also major differences in price points, technical infrastructure requirements and in other areas. The point is, we have been operating under two very separate businesses at a time where we need to concentrate on developing and increasing our penetration of a new market. This transaction, then, means that both businesses can now be operated on a much more focused basis, resulting in more efficient organizations that can be competitive and ensure growth and customer satisfaction.

              Another beneficial result of the sale is that CIDCO now becomes a pure play that will make it much easier for the investment community to evaluate, analyze and compare investment opportunities. Let's take a brief look at some market considerations. Internet appliances have gained increased popularity among consumers of all income levels as price points have dropped and functionality has increased. Industry research projects that penetration will increase among all income levels during the next four years. One of the best demonstrations of consumer acceptance is the increased availability of these products in major retail outlets like the ones I mentioned. CIDCO is in the enviable position of leading a category that we originated with the introduction of Mailstation, which has generated customer satisfaction levels that may well be unprecedented for a product of this type. For instance, a market research study we commissioned among Mailstation users that have been using the service for three months shows that 1) over 90% of the users are very or extremely likely to recommend Mailstation to someone else; 2) more than 85% of the users rate themselves as very or extremely satisfied with the product; 3) 89% of users say they are very or extremely likely to purchase Mailstation service again. And here's a finding that demonstrates one of the most important characteristics of the business model: the generation of recurring revenue. Ninety percent of customers say they intend to renew the service at the end of the first year. These findings validate our strategy to develop and market Mailstation against some of the key consumer adoption barriers to PCs and Internet services. Some of these important barriers include the




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              cost, complexity, inconvenience and obsolescence of PCs against which Internet appliances like Mailstation are ideally positioned among both users and non-users of PCs. So we have the opportunity to service a growing and potentially huge market that will continue to demand alternate Internet access devices that are simple, convenient and affordable. Accordingly, we are going to devote more emphasis and resources to product development activities with the goal of getting products and services to market faster. These activities will be funded by the working capital generated by this sale.

              Also, I couldn't be more pleased that we were able to reach this agreement with an experienced telco leader like David Lee. His experience and reputation in the communications industry and his commitment to the telephony equipment business assures us that our telco customers and their consumers will be well served. David plans to keep the telephony business management and engineering teams in tact and has committed to continuing the quality customer service and technical leadership we established at CIDCO. I'd like to now turn the call back to Rick, who will give you some of the details of the financial transaction.

Kent: Thank you, Paul. As we announced in the news release, the total value of the transaction will range from $15 to $20 million. We feel very satisfied that one of our financial goals was to monetize the assets of our telephony equipment business and this range represents a good premium over book value. Here's how it breaks down: inventory and capital equipment will be sold for an initial $5 million payment and then paid for as used after the initial $5 million threshold is reached. That will total about $9.5 million for both, including $1.5 million as an outright purchase of capital equipment and about $8 million for the inventory. So we're receiving an up-front payment of about $3.5 million for a portion of the inventory. The remaining $4.5 million of inventory will be paid for as the inventory is drawn down in the normal course of business. In addition, CIDCO will be paid a decreasing royalty of the revenue over a four-year period. The royalty will be 4% of revenue for the first 12 months, 3% for months 13 through 24, 2% for months 25 through 36, and 1% for months 37 through 48. We also retain the telco equipment accounts receivable as of closing, which we estimate will be approximately $20 million and also the obligation for the accounts payable and other accrued expenses of about $6.5 million. The net result is that we are freeing up approximately $23 million of working capital and we will receive future royalty payments of around $10 million. On a discounted cash flow basis, those future payments are in the $6-$7 million range. Cash flow to CIDCO from the purchase may range up to $20 million depending on the amount of these royalty payments.

              As we announced, we're going to use the resulting working capital to fund product development activities as well as an aggressive marketing campaign. So the transaction is a key instrument in fulfilling our new strategic direction, providing significant additional resources to the Internet appliance and services business and enabling us to remain debt free. At this time, we'd be glad to answer any questions that you may have. So, Operator, can we have questions?




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Operator:     Thank you, Mr. Kent. The question and answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the star or asterisk key followed by the digit "1" on your touchtone telephone. We'll proceed in the order that you signal us and we'll take as many questions as time permits. Once again, please press star "1" on our touchtone telephone to ask a question. [Pause] We'll go first to Brian Tenuse with First Security Van Casper.

Tenuse:       Good morning, Paul, Rick.

Both:         Good morning, Brian.

Tenuse: Three, three quick questions for you. First, will you change facilities as a result of this? Secondly, do you have plans to change the name of the Company? And can you give me a sense of subscription pace in September? I've got the data for July and August.

Kent: Brian, this is Rick. I'll handle the facilities question real quick. What we plan to do or hope to do is to sublet one of our buildings to that, the new company, the telco company so that we will be out of that building. We plan to consolidate as much as possible into our headquarters building and that probably will be our single focus here in Morgan Hill. At the same time, we're opening a little bit bigger facility up in Mountain View. We've had one in Palo Alto, but we're going to move that to Mountain View for an expansion of our product development activities under Dave LaRue and Tim Dooley, but most of us will be here in Morgan Hill, but we will have that product development office. Paul, do you want to handle the name and ...

Locklin: Yes. Brian, as far as the name change. It's something that's under current consideration, but we have no plans in the immediate future to make a name change. We appreciate maybe some of the positive aspects of doing that, but at this point in time, it's not an immediate thing on our list of activities here. I think Bill can probably address the subscriber activities for the month.

Sole: Hi, Brian. The subscriber activation rate is running ahead of August. We think that we'll be over 8,000, maybe approaching 9,000 for the month. There is three things actually right now that are impacting that. One: we're getting into better seasonality for people shopping. July and August are very slow retail months so we're seeing an uptake in traffic in the stores to date. Second, is the retail outlets. As you know, we opened up Radio Shack, Target and K-Mart. We did that in August, late August. It takes a while for these retail outlets to become productive. You may have noticed the third element, which is more advertising, more media coming out, in that Target did a circular ad last Sunday--K-Mart, I'm sorry. And we're seeing a very large subscription activation trend this week as a result of that. In fact this week, we'll have by far our best activation week ever. So, we're starting to now see the impact of those additional mass market retailers coming on board, the advertising trend and shopping coming back.




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Tenuse:       Paul, do you think you've already established some branding with the CIDCO name and the Mailstation unit and is that part of the reason for the contemplation of changing the name and secondly, did you get any data from your marketing study that would tell you Yahoo-enabled units are selling better, I guess I would say, than your previous versions? Or can you tell?

Locklin: Brian, as far as the name change, certainly one of the things that we've done is that we've invested a fair amount of money in the CIDCO name and we'll be investing more money between now and the end of the year with fairly heavy advertising. So that's, that's one of the large considerations in making a name change. And we're still wrestling with that, like they said before. As far as the Yahoo content incorporated in the Mailstation, you know, I think that most of our sales now have been with Yahoo content and so we, so it's not, we really haven't been able to detect a, a difference. We didn't have that many sales prior to adding the Yahoo content to the, to the service, so...I just, I don't think we had enough experience prior to putting the Yahoo in to have a real comparison. But it does seem to something that it's important. People, people do like it and, you know, in the future we may have a variety of products, some with, some without but right now we're pretty [indecipherable] at it.

              Okay, thanks.

Operator:     We'll take our next question from Scott Butler with Scott Butler.

Butler: Hi, congratulations, gentlemen. I am trying to get a better sense of kind of what the SGNA run rate is going to be like going forward. Can you give us some color on that, then I have a couple of follow-ups.

Kent: Sure. This, this is Rick. That the key component when you talk about SGNA is, is really the sales and marketing component. We are planning on spending heavy advertising during the remainder of this year, throughout 2001 and at this point in time, into 2002. So we are looking at around twenty million dollars per year for that external marketing piece. When I look at the fourth quarter which is coming up for this year, the year 2000, about half of that twenty million dollars spent will be in the fourth quarter so almost ten million dollars, I believe, will be in that quarter. Beyond that our run rates will be fairly level. When you talk about GNA and regular sales spending, we're gonna be, oh, somewhere in the six and a half million plus range for the rest of that. But again, the big component really is, is external marketing.



Butler: In surveys the stores up here in the Portland, Oregon area, I've noted a lot of out-of-stock situations at K-Mart and Target. Target, incidentally, up here did run a, a circular also and there seems to be a lot of indications that, that restocks could be higher levels. Can you comment on that and, and comment on your prior




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              expectation for having one hundred thousand subscribers by year-end and what, what your sense is there? I, I know we don't have a lot of data points.

Sole: Sure, Scott. This is Bill. Its, its good news and bad news that we're running into the out-of-stocks there in, in your area. We've heard actually a number of comments and, and that range. The K-Mart ad that ran was, was very successful from everyone's standards and they bought an initial stock of inventory of about ten thousand units. Deployed about five thousand into the field and left about five thousand in the deep seas so we're working diligently with K-Mart to try to get the inventory into the stores as quickly as possible and they are, in fact, working on reorders. We have gotten significant reorders from all of our run rate customers that have been on board with the product and we recently got some sizable reorders from Radio Shack going forward so we think that we are still on track to hit that hundred thousand subscriber level. One of the big things is Q4 we have some significant activity taking place, aside from the seasonality, of course, that, that will get into the Christmas shopping season, we have our television advertising campaign which will kick off October 2nd. Actually, there's a spot on the Monday night football game and then most of the rest of the spots are on cable, cable stations so we'll have about four weeks of good TV advertising that will boost things up. We have a large promotion that will take place in the November timeframe right after Thanksgiving with a thirty dollar carry case being given away by the retailers for people that purchase a Mailstation and we think that those two activities combined with the Christmas seasonality will give us very strong subscription rates in the Q4 timeframe. So we still see hitting that number.

Kent: And, Scott. This, this is Rick again. I just want to interject. In that SGNA question, we're actually more like 12 to 13 million in SGNA before the external marketing. Wanted to get the right number out there.

Butler: Okay, I'm sorry. Let me, let me clarify that. So you're at...you had indicated that you were at 20.

Kent:         Twenty.

Butler:       Are you talking about consolidated?

Kent: Yeah. I'm talking about if I'm looking at the Mailstation business run rate for SGNA without external marketing or an annual basis...

              It's going to be 12-13 million dollars.

Butler: Okay, gotcha. And just one other question. Product at, there's been some Mailstations showing up on Egghead. Has that been a successful channel for you and is that somewhat a function of what may have been perhaps a weaker than expected August with some overflow or can you describe that, that situation?




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Sole:         This is Bill, again, Scott. The sense that we're on websites with the product. They're getting it probably through one of our distribution partners which would be Ingram or DNH. We don't get very many sales off our web-based activities. We are, of course, doing a fair amount of advertising with Yahoo. We have a store on the Yahoo site but again, this is a, a new product in a new category and so the Internet lends itself very well to products that people know about. That they can shop online and get the best possible price. For us we really need brick and mortar kind of locations for people to come and touch and see the product so the bulk of our sales will come from traditional retail and other traditional channels with web-based activities kind of growing over time as the category becomes much more recognized.

Butler: Right. Yeah. Hard to sell something over the Internet if they don't have Internet access, I guess.

Sole: Well, that...well you do, do get a gifting piece in there so for people that, that, you know, are online and have email and, and see a product like this, they, you know, reference it to someone who maybe isn't online but, it's, it's still a challenge until people know what it is.

Butler:       Got it. Congratulations. Good luck.

Sole:         Alright. Thank you.

Operator:     We'll go next to Michael Cody with Sodini & Company.

Cody:         Thanks. Hi, Rick, Paul and Bill.

Both:         Hi, Michael. Hi, Mike.

Cody: I have a couple of questions for you. Could you break it down, the accounts receivable and inventory on the balance sheet as of June 30 in regard to what was for telephony and what was for the Mailstation?

Sole: Okay, I'm gonna deal a little bit from memory here. In general, as of June, our receivables were a great extent telco. You know, somewhere in the 90% range telco. I believe they were a little bit over twenty million dollars in that point in time. When we look at the inventory, it was probably about half and half telco and Mailstation. The key to inventory will really be, actually the key to both of those will be the activity in the month or so before we actually close the transaction and we'll probably close the transaction sometime in the December 1st timeframe. You know, it's subject to Hart-Scott-Rodino and subject to shareholder approval so we've gotta get those things done but the activity in the telco business in the month or month and a half leading up to that close will be the key factor in our inventory balance at that time and also our receivables balance at that time.

Cody:         Okay, and you said that you're going to retain the telco
              receivables until the deal is finalized...or, I'm....




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Sole:         Yes, what we're really selling is we're selling the capital equipment and we're selling the inventory so as of the close we will keep all accounts receivable up to the date of the close and we'll collect those over the, you know, the normal telco collection period of about 60 days. So those will be ours. Anything after the close of, of business on the day we, we close the deal will be receivables for the new company.

Cody: Right. Right. Okay, could you tell me...we talked about SGNA and, and external marketing expenditures, what about your R&D plan. It sounds like you're gonna ramp those up. It sounds like perhaps considerably.

Sole: Yes. In the, the product management area, if I look at just pure R&D spending, in the first part of the year for Mailstation, we were spending in the range of 600,000 a, a quarter. We will quickly be up to around a million a quarter in pure R&D spending so it's like exclude facilities and allocations. Pure R&D spending will just about double pretty quickly here. As we look out say a year from now, that spending will probably go up another 60% over the next year so there's gonna be some heavy additions there in terms of people. We identified a number of folks currently that were...some were starting and some we're going after...that we're hiring on. As a matter of fact, we been Mountain View and we're excited about the, the talents we're getting in that group.

Cody: Okay. And what about the telco channel in terms of selling Mailstation. Will you continue to sell their SBC or, or what about internationally like Telephonica de Orsintina?

Sole: This is Bill. We will certainly continue the international activities. In fact, we're looking at multiple, different business models for the international market space so we'll continue that piece of it. SBC, we had mentioned before, will no longer have the e-message product as they focus heavily on the DSL area. We are in potential conversations with other telephone companies. If you, you know, can come to a business model that works mutually, we certainly will address that as an optional channel for us going forward as well to compliment the retail channel.

Cody: Okay. Alright, thanks. And just one last question. Rick, if you wouldn't mind, very briefly, could you try and run through that purchase price one more time? I, it was a little bit too fast for me to get it in terms of the initial five million dollar payment and then one and a half million, I think, was for capital equipment in or out and then for inventory and then I got the royalty amounts and that's gonna be approximately ten million of the purchase price which is 67 million of the present value. What component of that is in the 15 to 20 million, is this present value or is the, you know, the total value?

Kent: The 15 to 20 million really takes into account the present value of the stream of payments. You know, that stream of payments, the royalty payments, is based on their revenue in each of those four years which is something that's a little bit hard to predict so I look at that stream of payments, you know, I would predict




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              somewhere in the 10 million dollar range again with a discounted cash flow value of somewhere in the 6-7 million dollar range.

Cody: Okay. So how do you come to the 15-20 million total purchase price. Let's say that the present value is 7 million and there's 5 million initial payment. Where...then you're at 12 million there, then where's difference?

Kent: Okay. So if I have about, in capital equipment and inventory, I have about 9.5 million.

Cody:         Okay.

Kent: So the 5 million dollar initial payment pays for the capital equipment...

Cody:         Okay.

Kent: ...and then the first 3.5 million of inventory. Again, we're dealing with some variables here. It depends how large inventory is on the date of close but if I estimate that it, there's about another 4.5 of inventory that will be paid for then I'm up to 9.5 real quickly.

Cody:         I see.

Kent: ...another 5.5 million of the royalty payments, I'm up to 15 million. If I look at what, what kind of our projections, I go a little bit above that so I'm in the 16-17 million on a discounted basis.

Cody: Okay. Alright, I gotcha. I understand now what the, what the inventory situation. Great. Thank you.

Kent:         Thank you.

Operator:     We'll go next to Brian Seltzan of Waveland Capital Management.

Kent:         Brian?

Operator:     Mr. Seltzan, your line is open.

Brian:        Hello, can you hear me?

Kent:         Yes.

Brian: Oh, sorry about that. So...a couple of questions. You guys are getting royalty on sales over the next four years. Is that right?

Kent:         That is correct.




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Brian:        So if I sort of just add up 4, 3, 2 and 1 and get 10 and it seems like 10 points would imply like 100 million of sales over the next four years. It seems very low, doesn't it?

Kent: Well, we can hope that that's low and that we'll get greater amounts. I think the 100 million number that, that you suggest is one that probably that most people are comfortable with. Brian, one of the, one of the issues with the business has been it's been tough to predict...

Brian:        Right.

Kent: ...as you know. You know, I'd rather be conservative in these numbers then, then really aggressive.

Brian: Okay, fair enough. Couple other questions. How many employees are you gonna have at the new company? At, at Mailstation?

Kent: The Mailstation will have approximately 100 employees. About half of those are customer support people so they're people supporting our end customer on the telephone with our end customers and doing activations on, on the units.

Brian: Got you. Can you draw any conclusion from the, you know, from the monthly...the people that decide to go monthly as opposed to pay a year in advance. Can you draw any conclusions from the Yahoo-enabled units versus the non-Yahoo-enabled units in terms of term or is there not really enough data from the older units?

Sole: Brian, this is Bill. I, we don't really have enough data from that. We're not necessarily saying any positive or negative impact from it. One thing we do notice with the Yahoo-enabled unit is we do get more questions from people because it's a new feature set essentially for people to use. But other than that we don't, we don't really have any data to determine whether we get more or less return from it.

Brian: Okay. And can you just sort of highlight, you know, new product introductions and timing and what you guys have planned, you know, just sketch it out roughly?

Sole: This is Bill again. We have some introductions that will be made at Comdex for a couple of new versions of products. We have product roadmap that will be unveiled here before too long but it is just a bit premature right now to go through that. We're expecting to have multiple new products that will, that will be introduced over the course of the next year, many of them in the first half of next year.

Brian:        And the price points of those products would be similar?

Sole: We will have a range of price point products. We certainly have a ninety-nine dollar price point product now. We will have enhanced feature assessed with




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              products that come out that will have a higher price range. We have plans to, you know, get to a lower price point over time as well. So we'll be, we'll have a very nice product line up with a, with a good range in pricing.

Brian:        Okay. Thanks guys.

Kent:         Thanks, Brian.

Operator:     We'll take our next question from Clint Codhill of Codhill Capital
              Management.

Codhill:      Good morning, guys.

Sole/Kent:    Good morning, Clint.

Codhill: Most of my questions have been answered and I just have a few real quick ones here. First, in terms of the, in the terms of the telco business, any of the guys from that group will remain with, with the Mailstation and I guess the question kind of leads towards the potential for cordless product and so I guess there is some sort of engineering and technology and that will be required to make that work.

Locklin: Clint, this is Paul. The, the two groups were fairly distinct here so it's gonna be fairly easy to, to make the division and all folks that have been with the telco business will go. However, we have cross licenses back and forth here so all the technology that's associated with the cordless activity will be available to us for development into Mailstation products and we're seriously thinking about that.

Codhill: Okay. This is, this is kind of clean, cleaning house question for Rick. Just so aside from the 1.5 million capital equipment that will be reduction on your long-term assets, any other changes to your long assets or current assets?

Kent: Well if you look over, over the say our regular operating period, obviously our receivables will go down significantly because we'll be collecting telco receivables and not replacing those immediately. The Mailstation business will increase, which will have those receivables going up over time but we'll collect the telco receivables. Inventory, again, will go down pretty substantially as they pay for the telco inventory. As far as the rest of current assets, no, we retain all, all the cash and investments, marketable securities that we have so the rest should stay fairly stable.

Codhill: Gotcha. So, so in essence basically you're, you're liquefying the inventory and accounts receivable and converting it into cash.

Kent:         That's correct.

Codhill: And in terms of current cash position and fiscal sale, what, what is the current cash position and have you guys been able to sell the Cisco stock yet?




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Kent:         Well, Clint, the cash position as of the end of June was 42 million.

Codhill:      Sure.

Kent: We are utilizing some cash now as we accelerate our marketing campaign.

Codhill:      Sure.

Kent: There's, there's no question about that. As far as particular balances, I'll wait until the end of the quarter to actually get into that. In terms of Cisco, we have been able to sell 90% of the Cisco stock. There was a holdback of 10% of that stock which Cisco does in every transaction. However, we've collared that 10% so that we have no market risk on that stock.

Codhill:      Gotcha. That, that should be it.

Kent:         Good. Thank you, Clint.

Operator:     We'll go now to David Adagio of Boston Company.

Adagio:       Hi, gentlemen. My question's been answered, thank you.

Kent:         Thanks, David.

Operator:     And we'll take a follow-up question from Michael Cody of Sodini &
              Company.

Cody: Thanks. Was there any perceived value in the development work that you've done with the voice over IP-enabled telephones and I'm assuming that the royalty payments to you in future years will include sales of those funds.

Locklin: Michael, this is Paul. Yeah, the, the future royalty payment will include those phones, as well as any future products that the new company develops. So yes, I think the, the new IP activities were, the value that was recognized in the, in the purchase price and the we should enjoy the benefits of that, as they as these products come to market in term of the royalty stream.

Cody: Okay, thanks. And do you, are you still expecting for those to come to market in the fourth quarter?

Locklin: The plan was to introduce products in the fourth quarter on a, on an evaluation basis. We didn't expect to have any significant revenues in the fourth quarter but I think in the first half of next year there will be.

Cody:         Okay, thank you.

Operator:     Our last question comes from Brian Selzan of Waveland Capital
              Management.

Selzan: Hey, guys. Just one follow-up. Rick, relative to the tax impact from this transaction, can you just tell me if, you know, qualify what that was?




                                       12
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Kent:         Well, the key in most of this is when we look at the capital equipment and the inventory they're effectively being sold for book value so they're being monetized. The profit or gain comes from the royalty, the stream of royalty payments. We have a very significant NOL which stays with the Mailstation business so we again, we're not paying taxes until we are seeing significant bottom line profit from the Mailstation business.

Selzan: Okay. On the Cisco stock, you also sold and you're able to shelter the gain there as well?

Kent:         That's correct.

Selzan:       Okay. Great. Thank you.

Kent:         Thanks.

Operator:     At this time, we have no further questions. Mr. Kent, I'd like to turn the conference back over to you for any additional or closing remarks.

Kent:         I would like to thank everybody for joining us this morning.
              Again, the company is very pleased to have completed this transaction or have signed a definitive agreement and hope to complete the transaction by around the 1st of December. Again, thank you for joining us today and... Thank you very much.

Operator:     That concludes today's conference. Thank you for your
              participation. You may now disconnect.



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                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of CIDCO are advised to read the proxy statement regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. CIDCO intends to mail a proxy statement about the transaction to its stockholders. Such proxy statement will be filed with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by the company at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement and such other documents may also be obtained from CIDCO by directing such requests to the address listed above.

CIDCO and its officers and directors may be deemed to be participants in the solicitation of proxies from CIDCO's stockholders with respect to the transactions contemplated by the definitive agreement. Information regarding such officers and directors is included in CIDCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and in its proxy statement for its 2000 annual meeting, filed with the Securities and Exchange Commission. These documents are available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the CIDCO contact listed above.